Exhibit 4.23

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of Aceragen, Inc.’s (“Aceragen,” “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, Aceragen’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Aceragen’s Second Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.23 is a part. The terms of these securities also may be affected by the Delaware General Corporation Law (“DGCL”).

Unless otherwise indicated, any share and per share amounts included in the description of our securities, reflect, as applicable, the occurrence of a 1-for-8 reverse split of our common stock that occurred on June 29, 2006, a 1-for-8 reverse split of our common stock that occurred on July 27, 2018 and a 1-for-17 reverse split of our common stock that occurred on January 17, 2023.

Authorized Capital Stock

We are authorized to issue a total of 145,000,000 shares of capital stock consisting of 140,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Our common stock is listed on the Nasdaq Capital Market under the trading symbol “ACGN.”

Description of Common Stock

Voting

Each outstanding share of common stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, except as set forth in the Certificate of Incorporation, Bylaws or DGCL. Holders of common stock do not have cumulative voting rights.

Dividends; Liquidation and Dissolution

Subject to the preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock or property of Aceragen as may be declared by our Board of Directors (the “Board”) from time to time out of the legally available assets or funds of Aceragen. Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of common stock are entitled to receive ratably all assets of Aceragen available for distribution to its stockholders after payment of any amounts due to creditors and any amounts due to the holders of our preferred stock.

Other Rights and Restrictions

Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. The Certificate of Incorporation and Bylaws do not restrict the ability of holders of common stock to transfer their shares of common stock. Our Board may authorize the issuance of preferred stock with voting, conversion, dividend, liquidation and other rights that may adversely affect the rights of the holder of our common stock.

Put Right

Pursuant to the terms of that certain Unit Purchase Agreement, dated May 5, 1998 (the “UPA”) we issued and sold a total of 8,821 shares of common stock (the “Put Shares”) at a price of $2,176.00 per share. Under the UPA, the initial purchasers of the Put Shares (the “Put Holders”) have the right to require us to repurchase the put shares (the “Put Right”). In order for the Put Right to be exercised by any Put Holder all of the following must occur: (1) we liquidate, dissolve or wind up our affairs pursuant to applicable bankruptcy law, whether voluntarily or involuntarily; (2) all of our indebtedness and obligations, including without limitation the indebtedness under our outstanding notes, has been paid in full; and (3) all rights of the holders of any series or class of capital stick raking prior and senior to the common stock with respect to liquidation have been satisfied in full. We may terminate the Put Right upon written notice to the Put Holders if the closing sales price of our common stock exceeds $4,352.00 per share for the 20 consecutive trading days prior to the date of notice of termination. Because the Put Right is not transferable, in the event that a Put Holder has transferred Put Shares since May 5, 1998, the Put Right with respect to those Put Shares has terminated. As a consequence of the Put Right, in the event we are liquidated, holders of shares of common stock that do not have a Put Right with respect to such shares may receive smaller distributions per share upon our liquidation than if there was no Put Right outstanding. As of December 31, 2022, we had repurchased or received documentation of the transfer of 2,941 Put Shares and 263 of the Put Shares continued to be held in the name of the Put Holders. We cannot determine at this time what portion of the Put Rights of the remaining 5,617 Put Shares have terminated.

As of December 31, 2022, 3,669,117 shares of common stock were issued and outstanding (including 15,432 shares of restricted common stock) and 7,861,082 shares of common stock were reserved for issuance upon the exercise of outstanding warrants and options to purchase common stock, outstanding restricted stock units, the conversion of Series A Convertible Preferred Stock (“Series A”), the conversion of Series Z Redeemable Convertible Preferred Stock (“Series Z”), and shares available for grant under the Idera Pharmaceuticals, Inc. 2013 Stock Incentive Plan, the Idera Pharmaceuticals, Inc. 2022 Stock Incentive Plan, and the assumed Aceragen, Inc. 2021 Stock Incentive Plan, and shares available for purchase under the Idera Pharmaceuticals, Inc. 2017 Employee Stock Purchase Plan.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, of which 1,500,000 shares have been designated Series A, 200,000 shares have been designated Series B Preferred Stock (“Series B”), 277,921 shares have been designated Series B1 Redeemable Convertible Preferred Stock (“Series B1”), 98,685 shares have been designated Series B2 Redeemable Convertible Preferred Stock (“Series B2”), 82,814 shares have been designated Series B3 Redeemable Convertible Preferred Stock (“Series B3”), 82,814 shares have been designated Series B4 Redeemable Convertible Preferred Stock (“Series B4”), 80,656 shares have been designated Series Z, and 5 shares have been designated Series X Preferred Stock (“Series X”).

Shares of Series A, in whole or in part, at the option of the holder, are convertible into fully paid and nonassessable shares of common stock at $4,624.00 per share, subject to adjustment. Shares of Series B are not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. Each share of Series B1, Series B2, Series B3 and Series B4 is initially convertible into 5 shares of common stock. Shares of Series B1 and Series B2 are convertible, in whole or in part, at the option of the holder into fully paid and nonassessable shares of common stock at $25.84 per share, subject to adjustment. Shares of Series B3 and Series B4 are convertible, in whole or in part, at the option of the holder into fully paid and nonassessable shares of common stock at $30.94 per share, subject to adjustment.

As of December 31, 2022, there were 655 shares of Series A outstanding, 62,355 shares of Series B outstanding, 80,656 shares of Series Z outstanding (including 2,756 shares of restricted Series Z), 5 shares of Series X outstanding, and no shares of Series B1, Series B2, Series B3 and Series B4 outstanding. All outstanding shares of Series B were redeemed immediately prior to, or concurrently with, the approval of the 1-for-17 reverse split of our common stock that occurred on January 17, 2023. Following the approval of the issuance of shares of the Company’s common stock upon conversion of Series Z, all outstanding shares of Series Z were converted into shares of common stock on January 17, 2023.

Common Stock Issuable Upon Exercise of Warrants

In connection with various financing transactions, we have issued warrants to purchase shares of our common stock and preferred stock. As of December 31, 2022, there were 517,284 warrants outstanding, of which 503,069 were common stock warrants and 14,215 were Series Z warrants. Of the 503,069 common stock warrants outstanding, 501,792 warrants have expiration dates ranging between April 7, 2023 and March 23, 2031, and 1,277 warrants have an indefinite exercise period. Following the approval of the issuance of shares of the Company’s common stock upon conversion of Series Z, all Series Z warrants were converted into common stock warrants on January 17, 2023 and are exercisable through March 23, 2031.

Certain Anti-Takeover Provisions of Our Certificate Incorporation and Bylaws

The following is a summary of certain provisions of our Certificate of Incorporation and Bylaws that may have the effect of delaying, deterring or preventing hostile takeovers or changes in control or the management of Aceragen. Such provisions could deprive our stockholders of opportunities to realize a premium on their stock. At the same time, these provisions may have the effect of inducing any persons seeking to acquire or control us to negotiate terms acceptable to our Board.

Undesignated Preferred Stock

Our Certificate of Incorporation authorizes our Board to issue shares of preferred stock and set the voting powers, designations, preferences, and other rights related to that preferred stock without stockholder approval. Any such designation and issuance of shares of preferred stock could delay, defer or prevent any attempt to acquire or control us.

Staggered Board

Our Certificate of Incorporation and Bylaws provide for the division of our Board into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the Board could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us. Our Certificate of Incorporation and Bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal this provision.

Vacancies on the Board of Directors; Removal of Directors

Our Certificate of Incorporation and our Bylaws provide that, subject to any rights of holders of our preferred stock, any vacancies in our Board for any reason will be filled only by a majority of our directors remaining in office, and directors so elected will hold office until the next election of directors. The inability of our stockholders to fill vacancies on the Board may make it more difficult to change the composition of our Board. Additionally, our Certificate of Incorporation and Bylaws provide that a director may be removed from office by our stockholders only for cause and by the affirmative vote of at least two-thirds of our outstanding voting stock. Our Certificate of Incorporation and Bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal these provisions.

Cumulative Voting

Our Certificate of Incorporation and Bylaws do not provide for cumulative voting. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. As a result, subject to the voting rights, of which there currently are none, of any outstanding preferred stock, persons who hold more than 50% of the outstanding common stock entitled to elect members of our Board can elect all of the directors who are up for election in a particular year.

Business Combinations

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that such person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our Board, the business combination is approved by our Board and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which such person became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

No Stockholder Action by Written Consent; Special Meeting of Stockholders

Our Certificate of Incorporation and our Bylaws provide do not provide for action by written consent, which may require our stockholders to wait for a regularly scheduled annual meeting to change the composition of our Board. Our Certificate of Incorporation and our Bylaws also provide that special meetings of our stockholders may be called only by the Board or by our chief executive officer or, if the office the chief executive officer is vacant, our president. In no event may our stockholders call a special meeting of stockholders. Our Certificate of Incorporation and Bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal these provisions.

Advance Notification of Stockholder Nominations and Proposals

Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.